Exhibit 99.14

PRESS RELEASE

Azerbaijan: TotalEnergies announces Final Investment Decision for Absheron Full Field Development

▪	Project will increase Absheron gas production to 6 BCMA
▪	Gas will be supplied to the domestic market and exported to Turkey

Paris, September 26, 2026 – TotalEnergies (35%, operator), together with its partners SOCAR (35%) and XRG (30%), have taken the Final Investment Decision (FID) for the Full Field Development of the Absheron gas and condensate field.

Located in the Caspian Sea, 100 km south-east of Baku, the Absheron field holds approximately 140 billion cubic meters of recoverable gas reserves. A first development phase, with a production capacity of 1.5 billion cubic meters per annum (BCMA) of gas and 12,000 barrels per day of condensate, was successfully put on stream in 2023.

The Absheron Full Field development will increase overall field production to 6 BCMA and 47,000 barrels per day of condensate. Project is expected to start-up in 2029. Gas will be both supplied to the domestic market and exported to Turkey through the existing gas infrastructure connecting Azerbaijan to the European gas market, therefore strengthening regional energy security.

The project stands out for its innovative design and low carbon footprint. Gas will be produced by 4 subsea wells, transported to shore through a subsea pipeline equipped with advanced automation solutions and processed in a new onshore plant, fully electrified and designed to minimize energy consumption and greenhouse gas emissions. As a result, the scope 1 & 2 greenhouse gas emissions intensity of the project stands below 4 kg CO2e/boe.

“We are pleased to announce the launch of Absheron Full Field development, a project that unlocks the full production potential of one of the Caspian Sea’s largest gas discoveries”, said Patrick Pouyanné, Chairman and CEO of TotalEnergies. “In line with TotalEnergies’ strategy, Absheron Full Field Development is a low cost and low emissions project that will provide a long-term additional gas supply to the domestic and international markets, supporting regional energy security”.

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About TotalEnergies in Azerbaijan

TotalEnergies has been present in Azerbaijan since 1996 and holds a 35% interest in the Absheron gas and condensate field, as well as a 1.44% interest in the Baku-Tbilisi-Ceyhan (BTC) pipeline. The Absheron field is located in the Caspian Sea, approximately 100 km southeast of the Azerbaijani coast. Following its discovery in 2011, the first phase of development of the Absheron field was sanctioned in 2018 and achieved first gas in 2023. It consists of a subsea production well connected to a dedicated gas processing platform, connected to SOCAR’s existing facilities at Oil Rocks. Phase 1 produces 150 million cubic feet of gas per day and 12,000 barrels of condensate per day, supplying Azerbaijan’s domestic market.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).